                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               August 25, 2003

                        Commission File number: 2-6860

                              LIHIR GOLD LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                               Papua New Guinea
                           7th Floor, Pacific Place
                     One Champion Parade, Musgrave Street
                        Port Moresby, Papua New Guinea
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No     X
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          [LIHIR GOLD LIMITED LOGO]

                              LIHIR GOLD LIMITED

                       Incorporated in Papua New Guinea
                               ARBN 069 803 998

                                                              Stock Market Codes
                                                                         ASX-LHG
                                                                    NASDAQ-LIHRY
                                                                      POMSox-LHG
Date: August   , 2003

                    INAUGURAL DIVIDEND - KINA EXCHANGE RATE

The record date for the payment of Lihir's inaugural dividend was the 1st July 2003.

This is to advise that the Australian Dollar/PNG Kina exchange rate has been set at 2.3921 for the conversion of the AUD Two (2) cents per ordinary share dividend to PNG Kina.

Therefore the equivalent PNG Kina per ordinary share for those shareholders registered on the Papua New Guinea share register is PGK 4.78 toea.

The dividend will be paid on the 16th July 2003.



--------------------------------------------------------------------------------
For further information call (617) 3229 5483

Rod Antal - Manager Corporate
Web site www.lihir.com.pg

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               LIHIR GOLD LIMITED

                                               By: /s/ Rod Antal
                                                   --------------------
                                                       Rod Antal



DATE:  August 25, 2003

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

31 JULY 2003

                    SECOND QUARTER PRODUCTION AND EXPLORATION
                    REPORT/FINANCIAL RESULTS TO 30 JUNE 2003

HIGHLIGHTS OF THE QUARTER

PRODUCTION

      - GOLD PRODUCTION WAS AFFECTED BY THE UNPLANNED SHUTDOWN IN THE QUARTER AND WAS 128,140 OUNCES. (HALF-YEAR GOLD PRODUCTION OF 259,190 OUNCES).

COSTS

      -     TOTAL CASH COSTS FOR THE QUARTER WERE US$350 PER OUNCE (HALF YEAR
            US$316).

      -     GROSS CASH COSTS FOR THE QUARTER WERE US$344 PER OUNCE (HALF YEAR
            US$332).

FINANCIAL RESULTS

      -     LIHIR RECORDED A BEFORE-TAX LOSS OF US$6.8 MILLION FOR THE
            HALF-YEAR.

      -     OPERATING CASH FLOW EXCLUDING CAPITAL AND DEBT SERVICE WAS US$2
            MILLION.

REVENUE

      - AN AVERAGE CASH GOLD PRICE OF US$342 PER OUNCE WAS REALISED IN THE QUARTER (HALF-YEAR US$347).

RESOURCE AND EXPLORATION

      - 9,557 METRES WERE DRILLED DURING THE QUARTER, WITH RESULTS ABOVE EXPECTATIONS.

      - DRILLING CONTINUED TO RETURN EXCELLENT INTERCEPTS IN THE KAPIT ZONES. THE ABILITY TO CONVERT THESE RESULTS INTO RESERVES IS DEPENDENT ON THE OUTCOME OF THE GEOTECHNICAL AND ENGINEERING STUDIES CURRENTLY UNDER WAY.

MANAGING DIRECTOR'S REVIEW

COMMENTING ON RESULTS, THE MD, NEIL SWAN SAID, "THE COMBINED EFFECTS OF THE TWO UNPLANNED SHUTDOWNS IN THE PROCESS PLANT KEPT MILLED THROUGHPUT AT THE SAME LEVEL AS THE FIRST HALF OF 2002. TOGETHER WITH LOWER GRADES IN THE FIRST HALF, THIS MEANT THAT WE DID NOT ACHIEVE EXPECTED PRODUCTION FOR THE HALF-YEAR.

THE LOWER PRODUCTION, TOGETHER WITH ADDITIONAL COSTS FROM THE PLANT SHUTDOWNS AND HIGHER MINING COSTS, HAS HAD AN ADVERSE EFFECT ON UNIT COSTS AND THE FINANCIAL PERFORMANCE FOR THE HALF-YEAR. WHILE SOME COST INCREASES ARE LIKELY TO CONTINUE IN THE SECOND HALF, WE ARE CONFIDENT THAT WE WILL SEE IMPROVEMENT IN THE COST PERFORMANCE AND PRODUCTION FOR THE REMAINDER OF THE YEAR.

KAPIT CONTINUES TO RETURN EXCELLENT INTERCEPTS AT GRADE AND I AM PLEASED TO ADVISE THAT THE BOARD APPROVED THE INSTALLATION OF AN ADDITIONAL 30MW GEOTHERMAL POWER PLANT THAT WILL DELIVER CONSIDERABLE COST SAVINGS FOLLOWING COMMISSIONING SCHEDULED FOR EARLY 2005."

Quarterly production and exploration report to 30 June 2003

OPERATION REVIEW (please refer to the Attachment for the production and cost data)

PRODUCTION

I.    PERFORMANCE

                                 VARIANCE REPORT
                       PERCENTAGE CHANGE Q2 2003 V Q1 2003
                       -----------------------------------

                                                        VARIANCE
                                                        --------
                Total Material Moved                     (7.8)%
                Ore Milled                               (1.0)%
                Ore Milled Grade                         (5.3)%
                Gold Recovery                               0%
                Gold Produced                            (2.2)%


II.   MINING

Total material movement of 8,412 was down 7.8% on the previous Quarter

Continued delay in the ability to access scheduled high grade ore in the first five months of 2003 caused changes to the short term mine plan resulting in mining within the less productive lower benches of Minifie pit and the consequent delivery of lower ore grades to the mill. This has been offset to a large degree by the Mining optimisation review that has delivered improvements in equipment utilization and productivity. Work is ongoing and further improvements are targeted.

Recent mined grades are in line with model predictions and waste movements should increase in the second half of the year as the equipment returns to the more productive higher benches in Lienetz.

III.  PROCESS PLANT

Gold production for the Quarter was 128,140 oz giving a year to date production of 259,190 oz

Mill throughput of 924 kt was impacted by failure of windings on the SAG mill motor. Low autoclave feed density, resulting from unplanned high clay and oxidised feed due to changes in mine scheduling, also contributed to lower throughput.

Construction of the additional three GEHO autoclave feed pumps and duplication of feed lines progressed as planned. The new pumps were commissioned in July 2003.

Gold recovery for the Quarter was 91% despite lower gold grades and continued low carbon regeneration kiln availability. Engineering work on de-bottlenecking the gold recovery circuit continued with improvements expected by the end of 2003.

HEALTH, SAFETY AND ENVIRONMENT

There were five lost time incidents, giving a 12-month rolling Lost Time Incident Frequency Rate of 0.31 per 200,000 hours (A Lost Time Incident is when a person cannot return to normal work duties the following shift.)

There were no reportable environmental incidents.


Quarterly production and exploration report to 30 June 2003

RESOURCE AND EXPLORATION

The resource/reserve development program continued on the Kapit, Lienetz/Kapit Link, West Lienetz, and North East Lienetz Zones at high production rates during the Quarter. In total, 22 diamond drill holes for 9,557m were completed. Four BOP rigs were operating, with one dedicated to geotechnical and geothermal programs.

Kapit and West Kapit Zones

In the Kapit program, assay results from 20 holes were returned, with excellent intercepts continuing to be received. Better results are summarised below and hole locations are shown on page five:

                                      Kapit

   Hole number        Target           From           Downhole        Gold Grade
                                       (m)          Interval (m)       (g Au/t)
     DDHL986           Kapit           146                34             4.51
                                       218                 8             4.58
                                       322                 6             2.33
     DDHL988           Kapit           136                 2            15.75
                                       186                20             2.46
                                       242                 8             1.95
     DDHL990           Kapit           150                26             3.01
                                       212                50             3.86
     DDHL991           Kapit           172               142             8.82
     DDHL992           Kapit           154               240             3.98
     DDHL993           Kapit           306               134             3.93
     DDHL994           Kapit           138               266             4.24
     DDHL995           Kapit           200             275.9             5.40
     DDHL996           Kapit           158                82             8.45
                                       252                 4             8.43
                                       282                 8             2.70
     DDHL997           Kapit           204               104            11.47
                                       322                24             2.38
                                       360                32             2.59
     DDHL998           Kapit           216                68            11.52
                                       302                32             2.30
                                       368                28             4.44
     DDHL999           Kapit           156                92            24.07
                     INCLUDING         220                28            60.99
     DDHL1131          Kapit           170                36             6.15
                                       336                 4             8.38

   The above results are selected intersections from within selected holes


Results during the quarter have confirmed the southern and western limits of the Kapit deposit and have provided a significant extension of mineralisation to the north.

Kapit is an elliptical, cup shaped deposit, probably resulting from the mineralisation of a fault bounded breccia unit. The centre of the deposit is only mineralised at depths > 200m whereas the steep dipping margins come up closer to surface (as close as 80m). Overall dimensions are approximately 250m EW by 450+m NS. Within the mineralised margins, the grade is very strong and tends to be uniform.


Quarterly production and exploration report to 30 June 2003

On the north-western limits, holes DDHL996, 997, 998, and 999 all contain exceptional intersections as the drilling passes through the western footwall contact fault into a zone of largely unmineralised basement rock. The very high grades exhibited in these holes probably result from damming of the mineralised fluids along Kapit side of this contact.

From North to South, defining a 300m-strike length along the contact the holes are in order:-

DDHL1131 36m @ 6.15 g Au/t

DDHL999 92m @ 24.07 g Au/t

DDHL998 68m @11.52 + 28m @ 4.44 g Au/t

DDHL963 148m @ 14.87g Au/t, (reported last quarter)

DDHL962 20m @ 8.44 + 18m @ 6.54 g Au/t (reported last quarter)

Holes DDHL997 (104m @ 11.47 g Au/t) and DDHL996 (82m @ 8.45 g Au/t) are drilled one section immediately east of 998, confirming the persistence of the better grades away from the contact.

The northern limits of the deposit remain open and are currently defined by holes DDHL992, 994 and 995, along with DDHL193 (94m @ 4.1 g Au/t, Kennecott) are characterised by thick (>200m) intersections of 4 - 5.4 g Au/t. Drilling is continuing to define the limits to the north.

Holes DDHL991 and 993 infill the central part of the deposit

To the SE, the relatively shallow intersects of 3-4 g Au/t average returned from holes DDHL986, 988, and 990 have defined the south eastern limits of Kapit.

West Kapit

Drilling on sections further to the west of the Kapit boundary fault has confirmed a distinct change in geology, with fresh unaltered rocks exhibiting only narrow zones of mineralisation within veins. While results received indicate mineralisation (where present) can be very high grade, most is at depth and shows no direct connection to the main Kapit deposit.

                                   West Kapit

   Hole number        Target          From          Downhole          Gold Grade
                                      (m)         Interval (m)         (g Au/t)
     DDHL1100         W Kapit         236              28                2.56
     DDHL1101         W Kapit          No          Intercepts
     DDHL1102         W Kapit          No          Intercepts
     DDHL1103         W Kapit         256               6               24.17
     DDHL1104         W Kapit         320              18                2.76
     DDHL1105         W Kapit          No          Intercepts
     DDHL1113         W Kapit         232               4               12.85
                                      300              14                3.43
     DDHL1114         W Kapit         348              10               17.79

   The above results are selected intersections from within selected holes


Quarterly production and exploration report to 30 June 2003

                 [MAP SHOWING JUNE QUARTER 2003 DRILL RESULTS]



Quarterly production and exploration report to 30 June 2003

North East Lienetz Zone

                               North East Lienetz

       Hole number          Target          From       Downhole       Gold Grade
                                            (m)      Interval (m)      (g Au/t)
         DDHL1026         NE Lienetz         34           28             4.54
                                            136            8             3.65
                                            224           10             2.44
         DDHL1028         NE Lienetz        130           34             1.98
                                            274            6             2.72

       The above results are selected intersections from within selected holes

The results from this area are from holes drilled earlier in the year to define NE Lienetz mineralisation limits.

While results from these holes fill in gaps in the ore model and add valuable geotechnical data to the seawall impacted sector of the Lienetz design, the reserves potential is limited and of lower priority. As such, drilling in this area has been suspended for the immediate future.

West Lienetz Zones

                                  West Lienetz

         Hole number       Target        From         Downhole        Gold Grade
                                          (m)       Interval (m)       (g Au/t)
           DDHL956        W Lienetz       110            12              2.03
                                          182            48              2.61
           DDHL957        W Lienetz       176            86              2.51
           DDHL964        W Lienetz       116            16              2.28
                                          154            38              2.88
                                          206            14              3.29
                                          342            32              3.02
           DDHL965        W Lienetz       174            22              2.29
                                          352             6              2.97

         The above results are selected intersections from within selected holes

Drilling in west Lienetz was aimed at flank closure in moderate grade material. All results were to expectations.

Kapit Resource and Engineering studies

Geotechnical drilling continued in order to define the seawall design constraints and geothermal management strategy. Two additional shallow wells have been planned to test permeability in the upper 100m of the seawall. The program remains on schedule to provide revised engineering constraints and to allow conversion to reserves at year-end 2003.


Quarterly production and exploration report to 30 June 2003

FINANCIAL (TO BE READ IN CONJUNCTION WITH APPENDIX 4D, RELEASED SEPARATELY)

HALF YEAR TO 30 JUNE                                            2003       2002
                                                                US$M       US$M
                                                                ----       ----
Sales Revenue                                                   98.2       97.4
Deferred Hedging Income & Costs                                 (1.6)       5.9
Revaluation of Financial Instruments                             9.2        5.8
TOTAL INCOME                                                   105.8      109.1

GROSS CASH COSTS                                                86.1       71.6
Deferred Waste and Inventory Movements                          (4.1)      (6.1)
TOTAL CASH COSTS                                                82.0       65.5
Depreciation and Amortisation                                   13.8       13.5
Other Corporate Costs (incl Finished Goods Movements)            9.6        3.5
Exploration                                                      5.7        4.4
Net Interest                                                     1.5        1.6
TOTAL OPERATING COSTS BEFORE TAXATION                          112.6       88.5
Taxation                                                           0       16.4
NET EARNINGS                                                    (6.8)       4.2

GOLD REVENUE

Realised revenues for the Quarter and Year to Date were:

                                                   HALF-YEAR      SECOND QUARTER
                                                      2003             2003
                                                    (US$/OZ)         (US$/OZ)
Cash Sales                                           $347            $342
Deferred Hedging Gains / Costs                        ($6)            ($7)
                                                     -----            -----
Total                                                $341            $335

Average Spot Price                                   $349            $347

Total income was US$3.3 million less than the first half of 2002. A non-cash gain of US$9.2 million was recorded, reflecting primarily the valuation of floating gold lease rate arrangements in the hedgebook, which has arisen due to low gold lease rates. This was offset by US$1.6 million in deferred hedging costs recognised from previous periods.

COSTS

                                TOTAL CASH COSTS*

                                          HALF-YEAR   SECOND QUARTER   FULL YEAR
                                            2003           2003          2002
                                            ----           ----          ----
       GROSS CASH COSTS          US$/OZ     332            344           245
      - Deferred mining costs                17             26            (6)

      - Inventory adjustments               (33)           (20)          (12)

       * TOTAL CASH COSTS                   316            350           227

    * Gold Institute Standard


Quarterly production and exploration report to 30 June 2003

Operating costs for the half-year were approximately US$24 million higher than the corresponding period in 2002. Contributing to this were several items that are not expected to reoccur:

      - Lihir committed US$3.5 million as a community support grant being part of the resolution of the landowners equity issue

      -     Unplanned process plant shutdown costs amounted to US$2.5 million

Several other cost increases were the result of the current global economic and political climate, and Lihir anticipates that there is a reasonable likelihood that they may persist for the medium term:

      - Fuels and oils costs increased by US$2.6 million, largely as a result of increased prices, but also reflecting a greater utilisation of the mining fleet

      - The weakening of the US dollar amounted to approximately US$2.5 million in costs.

      -     Insurance costs increased by US$0.5 million

In addition, the following cost increases were incurred:

      - Exploration costs were US$1.2 million higher and were expensed as per the Company's accounting policy. The exploration programme was accelerated to provide drill results from Kapit, but is likely to be wound back in the second half

      - Blasting costs were US$0.8 million higher, reflecting higher powder factors and unit rates. These are likely to continue for the remainder of 2003.

      - Deferred mining costs increased reported costs by US$5.0 million, reflecting the utilisation of equipment in tight ore producing conditions rather than waste movement.

HEDGING

The hedgebook profile is shown in the table below:

                                               HEDGING POSITION
               -------------------------------------------------------------------------------
                       FORWARDS               PUT OPTIONS BOUGHT          CALL OPTIONS SOLD
               -----------------------     -----------------------     -----------------------
                 OUNCES        PRICE         OUNCES        PRICE         OUNCES        PRICE
               ---------     ---------     ---------     ---------     ---------     ---------
 Q3 2003          98,771     $  329.13
 Q4 2003          76,994     $  331.05
               ---------     ---------     ---------     ---------     ---------     ---------
TOTAL 2003       175,765     $  329.97             0     $    0.00             0     $    0.00

   2004          217,977     $  325.38        20,000     $  335.00        20,000     $  365.00
   2005          178,988     $  335.27        95,000     $  320.39        95,000     $  326.71
   2006          222,500     $  321.89        39,000     $  325.26        39,000     $  336.74
   2007          330,000     $  323.76        96,000     $  319.17        96,000     $  319.08
   2008          375,475     $  331.96        40,000     $  335.00        20,000     $  365.00
   2009          243,185     $  350.76             0     $    0.00             0     $    0.00
   2010           10,000     $  327.00             0     $    0.00             0     $    0.00
               ---------     ---------     ---------     ---------     ---------     ---------

               1,753,890     $ 331.042       290,000     $  323.66       270,000     $  331.12

No hedging was entered into during the Quarter.

The mark- to- market value at 30 June 2003 was negative US$56.7 million using a spot price of US$345.50 per ounce.


Quarterly production and exploration report to 30 June 2003

OUTLOOK

The prefeasibilty study has progressed on schedule and the results indicate the need for further work to be undertaken in the areas of mine scheduling and process options before a decision can be made to commit to a US$4.0 million full feasibility study. The Company is allocating extra resources to ensure the work is competed by the end of the year and to coincide with the reserve statement release.

Jan Anderson, an experienced Rio Tinto mining general manager, has been appointed as GM operations to bring additional focus on the Company's efforts to reduce costs, optimise production and improve safety.

In the second half of the year increased gold production is forecast with the three additional autoclave feed pumps operating, grade improving and only one planned autoclave shutdown scheduled. The effects of these together with the lower production in the first half of 2003, will see production about 5% lower than 2002.

CONTACT FOR INVESTOR INFORMATION:

Rod Antal                                            Nick Lambeth
Manager - Corporate                                  General Manager - Finance
Tel:              +61 7 3229 5483                    +61 7 3229 5483
Fax:              +675 986 4 018
E-mail:           rpa@lihir.com.pg
Website:          www.lihir.com.pg

SHAREHOLDER ENQUIRES:

Matters related to number of shares held, changes of address should be directed to:

Computershare Investor Services
Centre Plaza One
Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:              +61 7 3237 2102
Fax:              +61 7 3229 9860
E-mail:           mark.casey@computershare.com.au

ADR DEPOSITARY:

The Bank of New York
101 Barclay St 22 West
New York 10286
Tel:              +1 212 815 3874


Quarterly production and exploration report to 30 June 2003

PRODUCTION AND FINANCIAL DATA

                                           FIRST HALF  Second Quarter   First Quarter  Fourth Quarter  First Half
                                              2003          2003            2003            2002          2002
MINE
Ore mined                       Kt            5,417         3,032           2,385           1,947         4,698

Material moved                  Kt           17,536         8,412           9,124           9,961        19,470


PROCESSING
Ore milled                      Kt            1,857           924             933           1,063         1,873

Grade                           g Au/t         4.79          4.65            4.91            5.44          5.58

Recovery                        %              90.2          90.9            89.9            88.7          89.9

Gold poured                     Oz          259,190       128,140         131,050         168,443       301,299

REVENUE/COSTS
Gold Sold                       Oz          282,841       134,028         148,813         151,316       299,284

Average cash price received     US$/oz          347           342             352             367           326

Average price received          US$/oz          341           335             347             386           346
including deferred
hedging gains / costs

Gross cash cost                 US$/oz          332           344             320             239           237
- deferred mining costs                          17            26               9             (19)           (2)
- inventory adjustments                         (33)          (20)            (46)              3           (18)
Total cash costs                                316           350             283             223           217
- depreciation and
  amortisation                                   54            54              53              44            45
Total production costs                          370           404             336             267           262


Quarterly production and exploration report to 30 June 2003
Page 10 of 10

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT

                                                                      Rules 4.2A

                                   APPENDIX 4D

                               HALF YEARLY RESULTS

   Name of entity

   Lihir Gold Limited

   ABN or equivalent company                      Half year/financial year ended
   reference                                      ('current period')

   ARBN 069 803 998                               30 June 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

                                                                                                  $US'000
Revenues from ordinary activities                               Down                 3.1%  to     105,756

Profit (loss) from ordinary activities after tax attributable   Down                  N/A  to      (6,762)
to members

Profit (loss) attributable to members                           Down                  N/A  to      (6,762)


DIVIDENDS (DISTRIBUTIONS)                                           Amount per security           Franked amount per
                                                                                                       security
Inaugural dividend  (declared 29 April 2003, paid 16 July
           2003)                                                                 2(cent)                0(cent)

Previous corresponding period
                                                                                 0(cent)                0(cent)

Record date for determining entitlements to the dividend,           1 July 2003


Revenue was adversely impacted by lower production and deferred hedging income, offset by a higher spot price of gold.

The loss for the period reflected unplanned maintenance costs, a weaker US dollar, higher fuel and oil prices, a one-off community support grant and the reversal of the mining costs deferred in prior periods.



THIS REPORT IS TO BE READ IN CONJUNCTION WITH THE MOST RECENT ANNUAL FINANCIAL REPORT.




                                                              Appendix 4D Page 1

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT


DIRECTORS' REPORT

The directors present their report together with the consolidated financial report for the half-year ended 30 June 2003.

DIRECTORS:

The directors of the company during or since the end of the half-year are:

Ross Garnaut                        Chairman since 1995.
Chairman

Anthony Siaguru                     Director since 1997.
Deputy Chairman                     Deputy Chairman since 2002.

Geoff Loudon                        Director since 1995.

Jonathan Leslie                     Director since 1995.
                                    Retired 7 March 2003.

Alan Roberts                        Director since 2000
                                    Retired 31 March 2003.

Marc Soipang                        Director since 1995.
                                    Retired 7 March 2003

Neil Swan                           Director since 2002
                                    Managing Director since 2002.

John O'Reilly                       Appointed 1 March 2003.

Peter Cassidy                       Appointed 22 January 2003.


REVIEW OF OPERATIONS:

The combined effects of the two unplanned shutdowns in the process plant kept milled throughput at the same level as the first half of 2002. Together with lower grades in the first half meant that the Company did not achieve expected production for the half-year.

The lower production, together with additional costs from the plant shutdowns and higher mining costs, has had an adverse effect on unit costs and the financial performance for the half-year.

                                                              Appendix 4D Page 2

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

                                                      Current period -       Previous corresponding
                                                      $US'000                period - $US'000
                                                      -------                ----------------
    Sales Revenue

1.1

    Gold sales at spot                                     98,794                    90,320
    Hedge premium / (discount)                             (2,530)                    5,871
    Gold lease rate fees                                    1,898                     1,252
    Revaluation of financial instruments                    9,189                     5,836
    Deferred hedging income / (costs)                      (1,595)                    5,851

    Total sales revenue                                   105,756                   109,130


1.2 Operating Costs

    Mining                                                (39,933)                  (35,267)
    Exploration                                            (5,693)                   (4,399)
    Processing                                            (18,118)                  (15,128)
    Power generation                                      (13,478)                  (11,401)
    General and administrative costs                      (17,212)                  (10,675)
    Refining, royalty and management fees                  (3,964)                   (3,917)
    Deferred mining costs                                  (4,515)                      592
    Costs transferred to inventories                       11,400                     9,460
    Low grade stockpile impairment                         (5,634)                   (2,681)
    Depreciation and amortisation                         (13,836)                  (13,489)

    Total operating costs                                (110,983)                  (86,905)
                                                         --------                  --------

1.3 OPERATING PROFIT / (LOSS)                              (5,227)                   22,225
                                                         --------                  --------
1.4 Interest income                                           298                       336
    Finance costs                                          (1,833)                   (1,903)
                                                         --------                  --------

1.5 PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE        (6,762)                   20,658
    TAXATION

1.6 Income tax on ordinary activities                           0                   (16,426)
                                                         --------                  --------

1.7 PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER           (6,762)                    4,232
    TAXATION
                                                         --------                  --------

NON-OWNER TRANSACTION CHANGES IN EQUITY

** SEE APPENDIX 1

1.8 Increase (decrease) in revaluation reserves **          1,490                   (88,010)
                                                         --------                  --------

1.9 TOTAL CHANGES IN EQUITY NOT RESULTING FROM
    TRANSACTIONS WITH OWNERS AS OWNERS                      1,490                   (88,010)
                                                         --------                  --------

                                                              Appendix 4D Page 3

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT


CONSOLIDATED RETAINED PROFITS

                                                      Current period -       Previous corresponding
                                                      $US'000                period - $US'000
                                                      -------                ----------------
1.13 Retained profits (accumulated losses) at the
     beginning of the financial period                   (377,943)                 (431,190)

1.14 Profit / (loss) from ordinary activities after        (6,762)                    4,232
     taxation (item 1.7)

1.15 Net transfers from / (to) reserves                         0                         0

1.16 Net effect of changes in accounting policies               0                         0

1.17 Dividends and other equity distributions paid        (14,184)                        0
     or payable
                                                         --------                  --------

1.18 RETAINED PROFITS (ACCUMULATED LOSSES) AT END        (398,889)                 (426,958)
     OF FINANCIAL PERIOD
                                                         --------                  --------


CONDENSED CONSOLIDATED STATEMENT OF          At end of         As shown in last   As in last half
FINANCIAL POSITION                           current period    annual report      yearly report
                                             $US'000           $US'000            $US'000
                                             -------           -------            -------
     CURRENT ASSETS

2.1  Cash                                         34,206             33,817            37,988
2.2  Receivables                                   7,282              5,074             6,860
2.3  Investments                                       0                  0                 0
2.4  Inventories                                  52,572             46,972            39,973
2.5  Financial Instruments                         4,807              1,948             9,590
2.6  Deferred waste                               13,256              4,185             2,605
                                                --------           --------          --------

2.7  TOTAL CURRENT ASSETS                        112,123             91,996            97,016
                                                --------           --------          --------

     NON-CURRENT ASSETS

2.8  Receivables                                   1,462              2,793               864
2.9  Capital work in progress                     15,070             18,482            13,326
2.10 Mine properties                             441,316            435,656           402,086
2.11 Deferred waste                                4,135             17,720            15,288
2.12 Financial instruments                        11,664             10,037             2,305
                                                --------           --------          --------

2.13 TOTAL NON-CURRENT ASSETS                    473,647            484,688           433,869
                                                --------           --------          --------

2.14 TOTAL ASSETS                                585,770            576,684           530,885
                                                --------           --------          --------

     CURRENT LIABILITIES

2.15 Bank Overdraft                                  825              1,297                 0
2.16 Payables                                     12,393             14,382            15,824
2.17 Interest bearing liabilities                 13,019              3,510             3,642
2.18 Provisions                                   22,784              2,218             2,443
2.19 Financial instruments                         9,830              6,133             2,203
                                                --------           --------          --------

2.20 TOTAL CURRENT LIABILITIES                    58,851             27,540            24,112
                                                --------           --------          --------

                                                              Appendix 4D Page 4

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT



     NON-CURRENT LIABILITIES

2.21 Payables                                          0                  0                 0
2.22 Interest bearing liabilities                 42,284             37,048            38,803
2.23 Provisions                                   14,357             14,067            12,814
2.24 Financial instruments                        63,324             71,619            42,686
                                                --------           --------          --------

2.25 TOTAL NON-CURRENT LIABILITIES               119,965            122,734            94,303
                                                --------           --------          --------

2.26 TOTAL LIABILITIES                           178,816            150,274           118,415
                                                --------           --------          --------
2.27 NET ASSETS                                  406,954            426,410           412,470
                                                --------           --------          --------

     EQUITY

2.28 Capital/contributed equity                  873,822            873,822           873,822
2.29 Reserves                                    (67,979)           (69,469)          (34,394)
2.30 Retained profits (accumulated losses)      (398,889)          (377,943)         (426,958)
                                                --------           --------          --------
2.31 EQUITY ATTRIBUTABLE TO MEMBERS OF THE
     PARENT ENTITY                               406,954            426,410           412,470
2.32 Outside equity interests in controlled
     entities                                          0                  0                 0
                                                --------           --------          --------

2.33 TOTAL EQUITY                                406,954            426,410           412,470
                                                --------           --------          --------


CAPITAL WORK IN PROGRESS

                                                          Current period        Previous corresponding
                                                          $US'000               period - $US'000
                                                          -------               ----------------
3.1 Opening balance                                           18,482                    21,436
3.2 Expenditure incurred during current period                16,080                    10,770
3.3 Expenditure written off during current period                0                        0
3.4 Acquisitions, disposals, revaluation
    increments, etc.                                             0                        0
3.5 Expenditure transferred to mine properties               (19,492)                  (18,880)
                                                             -------                   -------

3.6 CLOSING BALANCE AS SHOWN IN THE CONSOLIDATED
    BALANCE SHEET (item 2.9)                                  15,070                    13,326
                                                             -------                   -------

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           Current period     Previous corresponding
                                                           $US'000            period - $US'000
                                                           -------            ----------------
    CASH FLOWS RELATED TO OPERATING
    ACTIVITIES

4.1 Receipts from customers                                    98,162                 97,444
4.2 Payments to suppliers and employees                       (94,875)               (83,419)
4.3 Dividends received from associates                              0                      0
4.4 Other dividends received                                        0                      0

                                                              Appendix 4D Page 5

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT



4.5  Interest and other items of similar nature
     received                                                     298                    336
4.6  Interest and other costs of finance paid                  (1,554)                (1,636)
4.7  Income taxes paid                                              0                      0

4.8  NET OPERATING CASH FLOWS                                   2,031                 12,725
                                                              -------                -------
     CASH FLOWS RELATED TO INVESTING ACTIVITIES

4.9  Payment for purchases of property,                       (16,080)               (10,770)
     plant and equipment
4.10 Proceeds from sale of property, plant
     and equipment                                                165                      4
4.11 Payment for purchases of equity
     investments                                                    0                      0
4.12 Proceeds from sale of equity                                   0                      0
     investments

4.13 Loans to other entities                                        0                      0
4.14 Loans repaid by other entities                                 0                      0
                                                              -------                -------
4.15 NET INVESTING CASH FLOWS                                 (15,915)               (10,766)
                                                              -------                -------

     CASH FLOWS RELATED TO FINANCING ACTIVITIES
4.16 Proceeds from issues of securities
     (shares, options, etc.)                                        0                      0
4.17 Proceeds from borrowings                                  16,500                      0
4.18 Repayment of borrowings                                   (1,755)                (1,887)
4.19 Dividends paid                                                 0                      0
                                                              -------                -------
4.20 NET FINANCING CASH FLOWS                                  14,745                 (1,887)
                                                              -------                -------
4.21 NET INCREASE (DECREASE) IN CASH HELD                         861                     72
4.22 Cash at beginning of period                               32,520                 37,916
                                                              -------                -------


4.23 CASH AT END OF PERIOD
     (see Reconciliation of cash)                              33,381                 37,988
                                                              -------                -------


RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as        Current period     Previous corresponding
shown in the consolidated statement of cash flows) to      $US'000            period - $US'000
the related items in the accounts is as follows.
                                                           -------            ----------------


5.1 Cash on hand and at bank                                   33,601                 27,502

5.2 Deposits at call                                              605                 10,486

5.3 Bank overdraft                                               (825)                     0

5.4 Other (provide details)                                         0                      0
                                                              -------                -------
5.5 TOTAL CASH AT END OF PERIOD (item 4.23)                    33,381                 37,988
                                                              -------                -------

                                                              Appendix 4D Page 6

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT



OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS

RATIOS                                                     Current period     Previous corresponding
                                                                              Period
                                                           --------------     ------
6.1 PROFIT BEFORE TAX / REVENUE
    Consolidated profit / (loss) from ordinary
    activities before tax (item 1.5) as a percentage of        (6.4%)                  18.9%
    revenue (item 1.1)
                                                               ----                    ----
6.2 PROFIT AFTER TAX / EQUITY INTERESTS
    Profit / (loss) from ordinary activities after
    taxation (item 1.7) as a percentage of equity (item        (1.7%)                  1.0%
    2.33)

                                                             Current period              Previous corresponding
EARNINGS PER SECURITY (EPS)                                  $US cents / share           Period $US cents /
                                                                                         share
                                                             -----------------           -----
7.1 Basic EPS                                                           (0.6)                           0.4

7.2 Diluted EPS                                                         (0.6)                           0.4

7.3 Weighted average number of ordinary shares                 1,142,334,215                  1,142,334,215
    outstanding during the period used in the
    calculation of the Basic EPS
                                                               -------------                  -------------

NTA BACKING                                            Current period         Previous corresponding
                                                       $US cents / share      Period $US cents / share
                                                       -----------------      ------------------------
8.1 Net tangible asset backing per ordinary                   34.1                      34.5
    security
                                                              ----                      ----

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

                                                                              Issue        Amount
CATEGORY OF SECURITIES                  Total number        Number quoted     price per    paid up
                                                                              security     per
                                                                              (see note    security
                                                                              14)          (see note
                                                                              (cents)      14)
                                                                                           (cents)
                                        -------------       -------------     --------     --------
9.1 +ORDINARY SECURITIES                1,142,334,215       1,142,334,215

                                        -------------       -------------     --------     --------

9.2 OPTIONS  (description and                                                 Exercise     Expiry
    conversion factor)                                                        price        date
                                                                                           (if any)
                                        -------------       -------------     --------     --------

9.3 Issued during current period                    0                   0     N/A          N/A
                                        -------------       -------------     --------     --------
9.4 Exercised during current period                 0                   0     N/A          N/A
                                        -------------       -------------     --------     --------
9.5 Expired during current period                   0                   0     N/A          N/A

                                                              Appendix 4D Page 7

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT

COMMENTARY

PRODUCTION:

Gold production was 259,189 oz for the half year, (2002 - 1H: 301,299 oz), with production being adversely impacted by lower head grade and unplanned plant maintenance. Shut downs in February, involving the crusher and primary thickener, and June, involving the SAG mill and autoclaves, resulted in 24 equivalent days lost production.

SALES REVENUE:

Gold sales were 282,841 oz for the half year, (2002 - 1H: 299,284 oz), as gold in inventory was reduced from 29,000 oz in December 2002 to 11,000 ounces in June 2003. A further 5,000 ounces of gold ($US 1.9 million) was received from floating lease rate swap contracts, included in the hedge book.

An unfavourable sales volume variance, resulting from lower production and head grade, was in part offset by a favourable price variance. The cash realisation price was $US 347 / oz (2002 - 1H: 326 / oz).

Gold sales for the half year included a revenue item of $US9.2 million, being a favourable, but unrealised, movement in market value of floating lease rate swaps contained in the hedge book. In terms of the Group's policy, under IAS39 changes in the market value of lease rate swaps are recognised through the Income Statement. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates using gold lease rate swaps. The $US9.2 million revenue item has primarily arisen due to gold lease rates falling to historically low levels during the half year.

Movements in market value of the effective portion of the hedge book are retained in equity, to be recycled to earnings on delivery of designated production. At 30 June 2003, shareholders equity included a financial instrument revaluation reserve of negative $US68 million.

COSTS:

MINING

Mining costs were higher than the corresponding half year, with additional maintenance and operating costs arising from the long haul times associated with mining deep in the Minifie pit, impacting the result. The situation was exacerbated by an increase in the cost of diesel and a weaker US dollar against the Kina and Australian dollar.


                                                              Appendix 4D Page 8

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT
EXPLORATION

Exploration costs of US$5.7 million were higher than the corresponding half year of US$4.4 million, following a decision to accelerate the exploration program to further delineate the Lienetz and Kapit orebodies. Lihir expenses all exploration expenditure.

PROCESSING

Processing costs were higher than the corresponding half year, resulting from additional maintenance costs associated with unplanned shutdowns in February and June. The situation was exacerbated by a weaker US dollar against the Kina and Australian dollar, leading to an increase in the cost of consumables and reagents.

POWER GENERATION

Processing costs were higher than the corresponding half year, resulting from the increased cost of Heavy Fuel Oil and a weaker US dollar against the Kina and Australian dollar.

GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs were higher than the corresponding half year, resulting from increased insurance costs, mining levy and a weaker US dollar against the Kina and Australian dollar.

A one-off provision was raised in the half year accounts for a community grant of $US 3.5 million, being Lihir's contribution in the Lihirian equity restructure as documented in a Memorandum of Understanding signed in April 2003.

IAS 36 - IMPAIRMENT

Having reviewed the key parameters for determination of "value in use" of the Group's long-lived assets, the directors have resolved that there is no further impairment recognition or reversal required.


                                                              Appendix 4D Page 9

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT

DIRECTORS' DECLARATION

Lihir Gold Limited - ARBN 069 803 998

In the opinion of the directors of Lihir Gold Limited:

1. The financial statements and notes set out in pages 1 to 9, are in accordance with the Papua New Guinea Companies Act 1997, including:

      (a) Giving a true and fair view of the financial position of the consolidated entity as at 30 June 2003 and of its performance, as represented by the results of its operations and cash flows for the half year ended on that date; and

      (b)   Complying with International Financial Reporting Standard IAS34:
            Interim Financial Reporting, other generally accepted accounting practices in Papua New Guinea, and ASX listing rules relating to half yearly financial reports.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.


Signed in accordance with a resolution of the directors:

Director:         /s/ Neil Swan


Print name:       Neil Swan


Place:            Port Moresby


Date:             31 July 2003

                                                             Appendix 4D Page 10

                                                                     APPENDIX 4D
                                                              HALF YEARLY REPORT

APPENDIX 1:

1.8 The decrease in revaluation reserves is reconciled as follows:

FINANCIAL INSTRUMENT REVALUATION RESERVE                                $US '000

POSITION AS AT 30 JUNE 2003:

REVALUATION RESERVE AS AT 30 JUNE 2003 (ITEM 2.29)                        (68.0)
                                                                         ------


Which is reconciled as follows:

REVALUATION RESERVE AS AT 1 JANUARY 2003                                  (69.5)

Movement in fair value of hedging instruments                              (2.6)
Transfer of realised portion of fair value to income statement              2.5
Realisation of deferred hedging income                                     (0.1)
Realisation of deferred hedging costs                                       1.7
                                                                         ------

Net YTD movement                                                            1.5

REVALUATION RESERVE AS AT 30 JUNE 2003                                    (68.0)
                                                                         ------


                                                             Appendix 4D Page 11